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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        Air Products and Chemicals, Inc.
                                (Name of Issuer)

                      Common Stock, Par Value $1 Per Share
                         (Title of Class of Securities)

                                  210 00915810
                                 (CUSIP Number)


Sandy S. McKenna                                W. Douglas Brown
Vice President                                  Vice President, General Counsel
Mellon Bank (DE)                                and Secretary
  National Association                          Air Products and Chemicals, Inc
919 North Market Street                         7201 Hamilton Boulevard
Suite 200                                       Allentown, PA  18195-1501
Wilmington, DE  19001                           (610) 481-7350
(302) 654-9393

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 31, 2000
            (Date of Event which requires Filings of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].


                                 (Page 1 of 11)
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CUSIP NO. 210 00915810                                              Page 2 of 11



    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Mellon Bank (DE) National Association, as Trustee under Air Products and Chemicals, Inc. Flexible Employee Benefits Trust

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                    (b) [ ]
           Not Applicable

    3      SEC USE ONLY

    4      SOURCE OF FUNDS

           SC, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e) [ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
                          7      SOLE VOTING POWER

NUMBER OF                        0
SHARES                    8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                         14,744,254
EACH                      9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                      0
                          10     SHARED DISPOSITIVE POWER

                                 14,744,254

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,744,254 shares

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                     [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.0%

    14       TYPE OF REPORTING PERSON

             BK, EP
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CUSIP NO. 210 00915810                                              Page 3 of 11



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MELLON BANK (DE) NATIONAL ASSOCIATION, as
                                       Trustee under the Air Products and
                                       Chemicals, Inc. Flexible Employee
                                       Benefits Trust Agreement



                                       By:     /s/ Sandy S. McKenna
                                               ---------------------------------
                                       Name:   Sandy S. McKenna
                                       Title:  Vice President

Dated:  February 15, 2001
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CUSIP NO. 210 00915810                                              Page 4 of 11



                  The filing of this Schedule 13D by the Air Products and Chemicals, Inc. Flexible Employee Benefits Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Mellon Bank (DE) National Association, as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Schedule or is required to file this Schedule. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Schedule.

ITEM 1.           SECURITY AND ISSUER

                  The class of equity securities to which this Schedule relates is the Common Stock, par value $1 per share ("Common Stock"), of Air Products and Chemicals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7201 Hamilton Boulevard, Allentown, PA 18195-1501.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Schedule is being filed by the Air Products and
Chemicals, Inc. Flexible Employee Benefits Trust. The Trust's address is c/o Mellon Bank (DE) National Association, Mellon Bank Center, 10th and Market Streets, 2nd Floor, Wilmington, DE 19801. The Trustee's address is Mellon Bank
(DE) National Association, Mellon Bank Center, 10th and Market Streets, 2nd Floor, Wilmington, DE 19801. The Trust is a trust organized under the laws of the State of Delaware and is
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CUSIP NO. 210 00915810                                              Page 5 of 11



not engaged in the conduct of any business. The Trustee is a national banking association organized under the laws of the United States.

                  During the last five years, neither the Trust nor the Trustee
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On December 29, 1993, the Issuer and the Trustee entered into the Air Products and Chemicals, Inc. Flexible Employee Benefits Trust Agreement creating the Trust (the "Trust Agreement") and the Common Stock Purchase Agreement (the "Purchase Agreement"). A copy of the Trust Agreement is annexed hereto as Exhibit 1. A copy of the Purchase Agreement is annexed hereto as
Exhibit 2. Pursuant to the terms of the Trust Agreement the Issuer sold 10,000,000 shares of Common Stock to the Trust at a price of $45.75 per share, which is the market value of the Common Stock determined on the basis of the closing price of the Common Stock on the trading day immediately preceding the sale, as reported in the Wall Street Journal on the composite tape for issues listed on the New York
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CUSIP NO. 210 00915810                                              Page 6 of 11



Stock Exchange, or an aggregate purchase price of $457,500,000.00. The obligation to pay the purchase price is evidenced by a promissory note (the "Note") delivered by the Trustee to the Issuer. The form of such Note is set forth as Appendix 1 to the Purchase Agreement. The Note bears interest at the rate of 7.5% per annum and is payable in installments as provided herein.

                  The Issuer shall from time to time contribute cash to the Trust which, together with earnings to the Trust (primarily dividends on the shares of Common Stock), will enable the Trustee to make payments of installments of principal and interest on the Note. If, on the due date of any such installment, insufficient contributions have been made in cash, the amount of the deficiency with respect to such installment shall be deemed paid in the form of forgiveness of such principal and interest installment. The Note is subject to prepayment in a similar manner.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Issuer has advised the Trustee that the Trust was created to provide for the satisfaction of certain obligations of the Issuer and its affiliates under various employee plans, programs, contracts and structures of the Issuer and its affiliates, (the "Plans"), including those providing for the acquisition of employees of shares of Common Stock. The Issuer has further advised the Trustee that the Trust should have the effect of enhancing the Issuer's credit capacity and financial flexibility.
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CUSIP NO. 210 00915810                                              Page 7 of 11



                  The Issuer has also advised the Trustee that the Trust is not intended to be an antitakeover device. However, the Issuer has further advised the Trustee that the creation of the Trust and the purchase of shares of Common Stock by the Trust may be considered to have certain antitakeover effects. The Trust holds approximately 8.1% of the outstanding shares of Common Stock. Under the Delaware General Corporation Law ("DGCL"), a merger requires the affirmative vote of a majority of the outstanding shares. The sale of shares of Common Stock to the Trust could thus make it more difficult for an acquiror to obtain an affirmative merger vote without employee support. Similarly, pursuant to Section 203 of the DGCL, an interested stockholder (defined as one owning more than 15% of an issuer's stock) may not engage in a business combination with an issuer for three years after the date he becomes an interested stockholder unless (1) prior to such date the board of directors approved the business combination in question or transaction which resulted in such holder becoming an interested stockholder, (2) on or after such date, the business combination is approved by the board of directors and the holders of two-thirds of the outstanding shares not held by the interested stockholder or (3) the interested stockholder acquired at least 85% of the issuer's voting stock in the same transaction that resulted in his becoming an interested stockholder.

                  A potential acquiror could find it more difficult to engage in a business combination with the Issuer under the circumstances described under
Section 203 of the DGCL which require approval of two-thirds of the outstanding shares without
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CUSIP NO. 210 00915810                                              Page 8 of 11



employee support since the Trustee will vote the Common Stock and will tender or exchange, or not tender or exchange, the Common Stock held by the Trust in the same proportion and manner as the participants of the Air Products and Chemicals, Inc. Retirement Savings and Stock Ownership Plan qualified under
Section 401(k) of the Internal Revenue Code of 1986 (the "RSSOP") direct the trustee of the RSSOP with respect to Common Stock held by the RSSOP.

                  Stock held by employee stock plans is excluded from the 85% calculation under Section 203 of the DGCL unless the employees have the right to determine confidentially whether shares held by a plan will be tendered in a tender or exchange offer. The Trust requires that voting and tendering or exchange actions and directions be held confidential by the Trustee. Some or all of the Common Stock held in the Trust may be deemed held by participants in the RSSOP through the Trust for purposes of this calculation under Section 203 and, thus, included in the 85% calculation. Therefore, a potential acquiror who has not received the Issuer's Board of Directors approval prior to becoming an interested stockholder could find it more difficult to attain an 85% ownership threshold unless he is able to induce some employees to direct the Trustee of the RSSOP to tender shares to the potential acquiror.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  The Trust holds 10,000,000 shares of Common Stock,
representing approximately 8.1% of the outstanding shares of Common Stock, as to which it may
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CUSIP NO. 210 00915810                                              Page 9 of 11



be deemed to have shared power to vote or to direct the vote or to dispose or direct the disposition, as hereinafter stated. The filing of this Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Schedule or is required to file this Schedule. The Trust and the Trustee disclaim beneficial ownership of the securities covered by this Schedule.

                  Shares of Common Stock acquired pursuant to the Trust Agreement are held in the Trust and will be released as the principal of the
Note is paid or forgiven and will be transferred to or for the benefit of the Plans in the manner set forth in the Trust Agreement. As of the date hereof, no shares of Common Stock have been released from the Trust pursuant to the terms of the Trust Agreement. The Issuer has advised the Trustee that contributions, if any, by the Issuer to or for the benefit of the Plans will be decreased by the value of the released shares transferred from the Trust to or for the benefit of the Plans.

                  The Trustee has no discretion in the manner in which the
Common Stock will be voted. The Trust Agreement provides that the Trustee must vote all of the Common Stock held by the Trust in the same proportion and manner as the participants of the RSSOP direct the trustee of the RSSOP with respect to the voting of the Common Stock held by the RSSOP. The Trust Agreement also provides that if a tender or exchange offer is commenced for Common Stock, then the Trustee will tender or exchange, or not tender or exchange, the Common Stock held by the Trust
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CUSIP NO. 210 00915810                                             Page 10 of 11



in the same proportion and manner as the participants of the RSSOP direct the trustee of the RSSOP with respect to Common Stock held by the RSSOP. The Trust Agreement further provides that all voting and all tendering or exchange actions and directions will be held in confidence by the Trustee and not disclosed to any person, including officers and employees of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Issuer and the Trustee have entered into the Trust Agreement and the Purchase Agreement, and the Trustee, as trustee for the Trust, has issued the Note to the Issuer in payment for the 10,000,000 shares of Common Stock sold to the Trust. See also Item 3 and 5 of this Schedule.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  1. Air Products and Chemicals, Inc. Flexible Employee Benefits Trust Agreement dated December 29, 1993, between Air Products and Chemicals, Inc. and Mellon Bank (DE) National Association, as trustee.*

                  2. Common Stock Purchase Agreement dated December 29, 1993, between Air Products and Chemicals, Inc. and Mellon Bank (DE) National Association, as trustee. (Appendix 1 to this agreement is Exhibit 3 to this Schedule 13D.)*

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*Previously Filed.



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CUSIP NO. 210 00915810                                             Page 11 of 11



                  3. Form of Promissory Note dated December 29, 1993, between Air Products and Chemicals, Inc. and Mellon Bank (DE) National Association, as trustee.*

------------------
*Previously Filed.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MELLON BANK (DE) NATIONAL ASSOCIATION, as
                                       Trustee under the Air Products and
                                       Chemicals, Inc. Flexible Employee
                                       Benefits Trust Agreement



                                       By:      /s/ Sandy S. McKenna
                                              ----------------------------------
                                       Name:  Sandy S. McKenna
                                       Title: Assistant Vice President

Dated:  December 29, 1993